EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Telkom SA Limited files an overall tariff decrease of 3% effective September 1, 2005

Telkom SA Limited has filed its September 2005 tariff adjustments with the Independent Communications Authority of South Africa (ICASA), in accordance with the Telecommunications Act, 103 of 1996, and the Price Control regulation. The Price Control regulation imposes a price cap formula on a basket of specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; the Diginet product; ADSL products and services and the Megaline product.

Currently, the overall tariffs for all services in the basket may not be increased by more than 3.5% below inflation in South Africa, based on the consumer price index (CPI) and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year. Inflation is based on the year on year movement in CPI measured for April. CPI was 3.4% for April 2005.

The Price Control regulation also makes provision for the carry over of allowable rate benefits that were not used in the prior filing, in terms of the general Price Control formula, to be claimable in the next filing. In the January 2005 annual tariff increases Telkom did not utilise the full allowable rate benefits. The amount carried over to the September 2005 tariff increases has a 0.2% impact on the allowable increase in tariffs.

Based on CPI and the carry over allowance from the prior year, Telkom’s allowable tariff adjustment for the regulated basket of services is an increase in revenue of 0.1%. However, the significant price reductions in certain services will result in an overall price decrease of 3%, if approved by ICASA.

The price adjustments for ADSL and international private leased circuits will be effective from August 1, 2005. All other price adjustments proposed will be effective September 1, 2005, if approved by ICASA.

Key tariff changes

The following tables set forth subscription and connection tariffs as of September 1, 2005 and January 1, 2005. Residential and business installation and monthly rental tariffs for PSTN postpaid and prepaid services will increase 8.4% and 6.0% respectively from September 1, 2005. ISDN basic rate monthly rental tariffs will remain unchanged.

	As of September 1, 2005
	PSTN Postpaid	PSTN Prepaid	ISDN2a Basic	ISDN30 Primary
	(ZAR, including value-added tax)
Business
Installation	316.10	n/a	605.10	23,876.00
Monthly rental	122.60	n/a	245.00	3,677.87
Residential
Installation	316.10	182.50	605.10	n/a
Monthly rental	92.28	57.25	220.50	n/a

	As of January 1, 2005
	PSTN Postpaid	PSTN Prepaid	ISDN2a Basic	ISDN30 Primary
	(ZAR, including value-added tax)
Business
Installation	291.60	n/a	558.20	22,026.00
Monthly rental	115.65	n/a	245.00	3,469.60
Residential
Installation	291.60	168.40	558.20	n/a
Monthly rental	87.05	54.00	220.50	n/a

The following table sets forth postpaid and prepaid traffic tariffs as of September 1, 2005 and January 1, 2005. Postpaid local calls peak traffic tariffs per minute will decrease 5.0%, postpaid long distance peak and off-peak tariffs will decrease by 10% and postpaid fixed-to-mobile tariffs will remain unchanged.

	As of January 1, 2005		As of September 1, 2005
	Peak[1]	Off peak[2]	Peak[1]	Off peak [2]
	(ZAR, including value-added tax)
Postpaid services (residential and business)
Local minimum call charge (0-50km) for first unit[3]	0.59	0.59	0.59	0.59
Local call rate per minute (0-50km) after first unit[3]	0.40	0.16	0.38	0.16
Long distance minimum call charge (>50km) for first unit[4]	0.89	0.89	0.80	0.80
Long distance call rate per minute (>50km) after first unit[4]	0.89	0.45	0.80	0.40
Fixed-to-mobile call rate per minute[5]	1.89	1.17	1.89	1.17
Prepaid services (residential only)
Local minimum call charge (0-50km) for first unit[6]	0.59	0.59	0.59	0.59
Local call rate per minute (0-50km) after first unit[6]	0.46	0.18	0.43	0.18
Long distance minimum call charge (>50km) for first unit[7]	0.89	0.89	0.80	0.80
Long distance call rate per minute (>50km) after first unit[7]	1.06	0.53	0.95	0.48
Fixed-to-mobile call rate per minute [5]	1.89	1.17	1.89	1.17

1. Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.

2. Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.

3. The first unit for peak calls is 94 seconds (January 1, 2005: 89 seconds) and for off peak calls is 223 seconds.

4. The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds

5. Calls are charged in increments of 60 seconds for the first minute and in increments of 30 seconds thereafter.

6. The first unit for peak calls is 83 seconds (January 1, 2005: 78 seconds) and for off peak calls is 195 seconds

7. The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.

The following table sets forth the fixed-to-mobile retail interconnection tariffs, including the termination rates paid to mobile operators and retention rates and mobile-to-fixed interconnection tariffs as of September 1, 2005 and January 1, 2005. Fixed-to-mobile tariffs and mobile-to-fixed tariffs remained unchanged from January 1, 2005.

	As of January 1, 2005		As of September 1, 2005
	Peak[1]	Off peak [2]	Peak[1]	Off peak [2]
	(ZAR, including value-added tax)
Fixed-to-mobile retail rate	1.89	1.17	1.89	1.17
Termination rate paid to mobile operators	1.43	0.88	1.43	0.88
Retention rate	0.46	0.29	0.46	0.29
Mobile-to-fixed retail rate
Termination rate paid to Telkom	0.31	0.17	0.31	0.17

1. Monday to Friday 7 a.m. to 8 p.m.

2. Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.

The following table sets forth the international outgoing traffic tariffs per minute as of September 1, 2005 and January 1, 2005, for business and residential customers (postpaid and prepaid) to the ten most frequently called countries based on traffic. Proposed tariffs for calls to international destinations remain unchanged from January 1, 2005. In January 2005, international tariffs were reduced by an average of 28%.

	As of January 1, 2005		As of September 1, 2005
	Peak[1]	Off peak [2]	Peak[1]	Off peak [2]
(ZAR, including value-added tax)
United Kingdom	R1.70	R1.50	R1.70	R1.50
Zimbabwe	R1.66	R1.30	R1.66	R1.30
United States	R1.70	R1.50	R1.70	R1.50
Namibia	R1.66	R1.30	R1.66	R1.30
Botswana	R1.66	R1.30	R1.66	R1.30
Mozambique	R2.70	R2.50	R2.70	R2.50
Germany	R2.00	R1.80	R2.00	R1.80
Swaziland	R1.66	R1.30	R1.66	R1.30

Australia	R1.70	R1.50	R1.70	R1.50;
Lesotho	R1.66	R1.35	R1.66	R1.35

1. Monday to Friday 8 a.m. to 8 p.m.

2. Monday to Thursday 8 p.m. to 8 a.m. the next morning and Friday 8 p.m. to Monday 8 a.m.

Telkom also proposes an average price decrease of 10.9% for all data products. The prices for International Private Leased Circuits (IPLCs) via the submarine cable and satellite will be reduced by 28%. TelkomInternet remains unchanged at R79 per month for dial-up services. The following table sets forth the monthly tariffs for data leased lines using 20 km distances and ADSL service as of the dates indicated. Subscription to the ADSL service also requires the subscription to a PSTN postpaid line.

	As of January 1, 2005	As of September 1, 2005
	(ZAR, including value-added tax)
ADSL installation charges
HomeDSL 192/ DSL 384/DSL 512	404	404
BusinessDSL 512	404	404
ADSL service charges
HomeDSL 192	n/a	270
HomeDSL 384	449	359
HomeDSL 512	680	477
BusinessDSL 512	800	477
Diginet (64kbs)	2,236	2,214
Diginet Plus (512kbs)	6,165	5,244
Megalines
2 Mbit/s - Bronze	13,828	11,953
2 Mbit/s - Silver	18,046	15,419
34 Mbit/s - Silver	104,572	89,613
140 Mbit/s - Silver	345,591	296,246

Johannesburg

July 22, 2005

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item 3 of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.